UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Shengkai Innovations, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
82321P104
(CUSIP Number)
NewQuest Asia Fund I (G.P.) Ltd.
c/o Walkers Corporate Services Limited
Walker House
87 Mary Street, George Town
Grand Cayman, Cayman Islands KY1-9005
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82321P104

1	NAMES OF REPORTING PERSONS NewQuest Capital Management (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,934,466*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,934,466*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* The Warrants (defined below) are not convertible or exercisable to the extent that the number of shares of the common stock, $0.001 par value per share (the “Common Stock”), of Shengkai Innovations, Inc., a Florida corporation (the “Company”), to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of Common Stock owned by NewQuest Investments (defined below), the number of shares of Common Stock that would result in NewQuest Investments beneficially owning in excess of 9.9% of the then issued and outstanding shares of Common Stock.

CUSIP No.	82321P104

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I (G.P.) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,934,466*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,934,466*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,934,466*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* The Warrants are not convertible or exercisable to the extent that the number of shares of the Common Stock of the Company to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of Common Stock owned by NewQuest Investments, the number of shares of Common Stock that would result in NewQuest Investments beneficially owning in excess of 9.9% of the then issued and outstanding shares of Common Stock.

CUSIP No.	82321P104

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,934,466*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,934,466*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,934,466*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; PN
* The Warrants are not convertible or exercisable to the extent that the number of shares of Common Stock of the Company to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of Common Stock owned by NewQuest Investments, the number of shares of Common Stock that would result in NewQuest Investments beneficially owning in excess of 9.9% of the then issued and outstanding shares of Common Stock.

CUSIP No.	82321P104

1	NAMES OF REPORTING PERSONS NewQuest Asia Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Mauritius

	7	SOLE VOTING POWER

NUMBER OF		2,934,466*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,934,466*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,934,466*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* The Warrants are not convertible or exercisable to the extent that the number of shares of Common Stock of the Company to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of Common Stock owned by NewQuest Investments, the number of shares of Common Stock that would result in NewQuest Investments beneficially owning in excess of 9.9% of the then issued and outstanding shares of Common Stock.

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to 1,971,842 units (the “Units”), with each unit consisting of one share of Preferred Stock, $0.001 par value per share, that is convertible into one share of Common Stock on a one-for-one basis, subject to adjustment (the “Preferred Stock”), and a Series A Warrant to purchase a number of shares of Common Stock equal to 120% of the number of shares of Common Stock issuable upon conversion of the Preferred Stock, subject to adjustment (each, a “Warrant,” and collectively, the “Warrants”). The principal executive offices of the Company are located at No. 106 Zhonghuan South Road, Airport Industrial Park, Tianjin, People’s Republic of China 300308.
The information set forth in the Schedules and Exhibits to this Statement is hereby expressly incorporated herein by reference, and the responses to each item of this Statement are qualified in their entirety by the provisions of such Schedules and Exhibits.
Item 2. Identity and Background.
This Statement is filed on behalf of NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership (“NewQuest”), NewQuest Asia Fund I (G.P.) Ltd., a Cayman Islands exempted company and the general partner of NewQuest (“NewQuest GP”), NewQuest Asia Investments Limited, a Mauritius limited company (“NewQuest Investments”), and NewQuest Capital Management (Cayman) Limited, a Cayman Islands exempted company (“NewQuest Management,” and together with NewQuest, NewQuest GP and NewQuest Investments, the “Reporting Persons”).
NewQuest Management is an exempted company registered in the Cayman Islands. NewQuest Management, among other things, provides management and advisory services to NewQuest GP. The principal address of NewQuest Management is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.
NewQuest GP is an exempted company registered in the Cayman Islands. NewQuest GP is engaged in the business of investing and managing equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. NewQuest GP was formed to serve as the sole general partner of NewQuest. The principal address of NewQuest GP is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.
NewQuest is an exempted limited partnership registered in the Cayman Islands. NewQuest is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The sole general partner of NewQuest is NewQuest GP. The principal address of NewQuest is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.
NewQuest Investments is a limited company registered in the Republic of Mauritius and is wholly owned by NewQuest. NewQuest Investments is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The principal address of NewQuest Investments is: 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius.
Information concerning each executive officer, director and controlling person (the “Listed Persons”) of each of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.
During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
On February 4, 2011, NewQuest entered into an agreement, pursuant to which, on April 14, 2011, NewQuest Investments acquired 1,971,842 Units, consisting of 1,971,842 shares of Preferred Stock and 1,971,842 Warrants to purchase 2,366,211 shares of Common Stock, subject to adjustment, for $10,431,628 in cash out of NewQuest’s working capital.
Item 4. Purpose of the Transaction.
The Reporting Persons acquired the Units for investment purposes. Each of the Reporting Persons intends to monitor the investment in the Company on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Each of the Reporting Persons may from time to time acquire additional shares of Preferred Stock and/or of Common Stock, dispose of some or all of the shares of Preferred Stock and/or of Common Stock then beneficially owned by it, discuss the Company’s business, operations, or other affairs with the Company’s management, board of directors, stockholders or others, explore an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving the Company or take such other similar actions as such Reporting Person may deem appropriate.
Except as set forth in this Statement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of the Listed Persons, has formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) As of April 25, 2011, NewQuest Investments directly held 1,971,842 shares of Preferred Stock, each of which is convertible into one share of Common Stock, subject to adjustment, and 1,971,842 Warrants, collectively exercisable for 2,366,211 shares of Common Stock, subject to adjustment. NewQuest, its sole general partner, NewQuest GP, and NewQuest Management, an investment manager of NewQuest GP, may be deemed to beneficially own, as of April 25, 2011, such 1,971,842 shares of Preferred Stock and 1,971,842 Warrants.
The Warrants are not convertible or exercisable to the extent that the number of shares of Common Stock to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of Common Stock beneficially owned by NewQuest Investments, the number of shares of Common Stock that would result in NewQuest Investments beneficially owning in excess of 9.9% of the then issued and outstanding shares of Common Stock. NewQuest Investments may waive this ownership cap on 61 days’ prior notice. As a result of this ownership cap (which was not waived), the Reporting Persons’ beneficial ownership is capped at 9.9%. Based upon 26,706,611 shares of Common Stock issued and outstanding, as represented by the Company in its Registration Statement on Form S-8 filed on March 18, 2011, each of the Reporting Persons beneficially own 2,934,466 shares of Common Stock as of April 25, 2011. If NewQuest Investments waived this ownership cap, each of the Reporting Persons would beneficially own 4,338,053 shares of Common Stock, or approximately 14.0% of the Company’s outstanding Common Stock.
Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Units, Preferred Stock, Warrants, or Common Stock.
(b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) On April 14, 2011, NewQuest Investments acquired 1,971,842 Units, consisting of 1,971,842 shares of Preferred Stock and 1,971,842 Warrants to purchase 2,366,211 shares of Common Stock, subject to adjustment, for an aggregate purchase price of $10,431,628, or $5.29 per Unit. Other than as described in this Statement, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transaction in the Common Stock, Preferred Stock or Warrants during the past 60 days.
(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock, Preferred Stock or Warrants that may be deemed to be beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to a Registration Rights Agreement, dated July 28, 2008, by and among the Company and the holders of Preferred Stock and Warrants, the Company has undertaken to file a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-1 to permit the resale of the shares of Common Stock issuable upon conversion of the Preferred Stock and the shares of Common Stock issuable upon the exercise of the Warrants by NewQuest Investments.
Item 7. Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith).
99.2	Registration Rights Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the SEC on June 23, 2008).
99.3
Articles of Amendment to the Articles of Incorporation, setting forth the Certificate of Designations authorizing the Series A Preferred Stock (incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the SEC on June 23, 2008).

99.4	Form of Series A Warrant (incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the SEC on July 24, 2008).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2011	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED
	By:	/s/ Darren C. Massara
		Name:	Darren C. Massara
		Title:	Director

Date: April 25, 2011	NEWQUEST ASIA FUND I (G.P.) LTD.
	By:	/s/ Darren C. Massara
		Name:	Darren C. Massara
		Title:	Director

Date: April 25, 2011	NEWQUEST ASIA FUND I, L.P.
	By:	NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren C. Massara
		Name:	Darren C. Massara
		Title:	Director

Date: April 25, 2011	NEWQUEST ASIA INVESTMENTS LIMITED
	By:	/s/ Amit Gupta
		Name:	Amit Gupta
		Title:	Director
Signature Page to Schedule 13D

SCHEDULE I
EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS
The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Capital Management (Cayman) Limited. The business address of each of the executive officers and directors of NewQuest Capital Management (Cayman) Limited is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

Position with NewQuest
Capital Management
Name	(Cayman) Limited	Citizenship; Principal Occupation
Randhirsingh Juddoo	Director	Republic of Mauritius; Managing Director, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius
Rajan Rosick	Director	Republic of Mauritius; Head of New Business, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius
Ryutaro Aida	Director	Japan; Financial Advisor, 3-7-11-301 Azabu Juban Minato Ku Tokyo 1060045 Japan
Darren C. Massara	Director	United States of America; Partner, NewQuest Capital Partners (HK) Limited, Suite 89, 17/F, Wheelock House, 20 Pedder Street, Central, Hong Kong
Min Lin	Director	China; Partner, NewQuest Capital Partners (HK) Limited, Suite 89, 17/F, Wheelock House, 20 Pedder Street, Central, Hong Kong
Ashraf Ali Deenmahomed	Alternate Director	Republic of Mauritius; Head of Fund Administration, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius
Bonnie Sum Wai Lo	Alternate Director	Hong Kong; Partner, NewQuest Capital Partners (HK) Limited, Suite 89, 17/F, Wheelock House, 20 Pedder Street, Central, Hong Kong
Amit Gupta	Alternate Director	Republic of India; Partner & Chief Operating Officer, NewQuest Capital Partners (HK) Limited, Suite 89, 17/F, Wheelock House, 20 Pedder Street, Central, Hong Kong

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Fund I (G.P.) Ltd. The business address of each of the executive officers and directors of NewQuest Asia Fund I (G.P.) Ltd. is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

Position with NewQuest
Name	Asia Fund I (G.P.) Ltd.	Citizenship; Principal Occupation
Randhirsingh Juddoo	Director	See above.
Rajan Rosick	Director	See above.
Ryutaro Aida	Director	See above.
Darren C. Massara	Director	See above.
Min Lin	Director	See above.
Ashraf Ali Deenmahomed	Alternate Director	See above.
Bonnie Sum Wai Lo	Alternate Director	See above.
Amit Gupta	Alternate Director	See above.
The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Fund I, L.P. The business address of each of the executive officers and directors of NewQuest Asia Fund I, L.P. is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

Position with NewQuest
Name	Asia Fund I, L.P.	Citizenship; Principal Occupation
NewQuest Asia Fund I (G.P.) Ltd.	General Partner	Not applicable.
The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Investments Limited. The business address of each of the executive officers and directors of NewQuest Asia Investments Limited is: 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius.

Position with NewQuest
Name	Asia Investments Limited	Citizenship; Principal Occupation
Randhirsingh Juddoo	Director	See above.
Rajan Rosick	Director	See above.
Ryutaro Aida	Director	See above.
Darren C. Massara	Director	See above.
Amit Gupta	Director	See above
Bonnie Sum Wai Lo	Alternate Director	See above.
Min Lin	Alternate Director	See above.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith).
99.2	Registration Rights Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the SEC on June 23, 2008).
99.3
Articles of Amendment to the Articles of Incorporation, setting forth the Certificate of Designations authorizing the Series A Preferred Stock (incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the SEC on June 23, 2008).

99.4	Form of Series A Warrant (incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the SEC on July 24, 2008).